SETH R. MOLAY, P.C. 214.969.4780/fax: 214.969.4343 smolay@akingump.com

October 17, 2014

United States Securities and Exchange Commission

The Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Mark Wojciechowski

Re:	Gulfport Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 28, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed May 9, 2014

File No. 0-19514

Dear Mr. Wojciechowski:

Reference is made to the comment letter received by Gulfport Energy Corporation (the “Company”) from the Staff of the Securities and Exchange Commission dated September 30, 2014 with respect to the Company’s periodic reports identified above (the “Comment Letter”). This letter will confirm our telephone call earlier today granting an extension for the Company to respond to the Comment Letter. Accordingly, the Company will submit its responses on or before Friday, November 7, 2014.

Thank you very much for your consideration.

Very truly yours,

/s/ Seth R. Molay

Seth R. Molay, P.C.

cc:	Michael G. Moore

Chief Executive Officer & President

Gulfport Energy Corporation

1700 Pacific Avenue, Suite 4100 | Dallas, Texas 75201-4675 | 214.969.2800 | fax: 214.969.4343 | akingump.com